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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 3)(1)



                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                 --------------
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 803062 10 8                                                Page 2 of 8

                                  SCHEDULE 13G

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    J. Stuart Moore
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
--- ----------------------------------------------------------------------------
3   SEC USE ONLY

--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
    NUMBER OF SHARES      5      SOLE VOTING POWER
  BENEFICIALLY OWNED BY          8,349,551 shares (Includes 3,680,496 shares
  EACH REPORTING PERSON          held by the J. Stuart Moore Eight Year
          WITH                   Qualified Annuity Trust - 1996, of which Mr.
                                 Moore is the sole Trustee.)
                          --- --------------------------------------------------
                          6      SHARED VOTING POWER
                                 0 shares. Mr. Moore's wife shares voting
                                 control over 30,220 shares held by the J.
                                 Stuart Moore Irrevocable Trust - 1996 of which
                                 she is co-trustee.
                          --- --------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
                                 8,349,551 shares (Includes 3,680,496 shares
                                 held by the J. Stuart Moore Eight Year
                                 Qualified Annuity Trust - 1996, of which Mr.
                                 Moore is the sole Trustee.)
                          --- --------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
                                 1,330,190 shares (Comprised of 575,036 shares
                                 held by the J. Stuart Moore Two Year Qualified
                                 Annuity Trust -1998, and 755,154 shared held by
                                 the J. Stuart Moore Remainder Trust - 1996. Mr.
                                 Moore is a co-trustee of each of these trusts
                                 and shares dispositive power over the shares
                                 held by the trusts.) Mr. Moore's wife has
                                 shared dispositive control over 30,220 shares
                                 held by the J. Stuart Moore Irrevocable Trust -
                                 1996, of which she is a co-trustee.
--- ----------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Mr. Moore has or shares voting or investment control over 9,679,741 shares (Includes 575,036 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, 3,680,496 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 755,154 shares held by the J. Stuart Moore Remainder Trust - 1996.) Mr. Moore's wife has or shares voting or investment control with respect to 30,220 shares held by the J. Stuart Moore Irrevocable Trust - 1996 of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--- ----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not Applicable
--- ----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    16.8%
--- ----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON *
    IN
--- ----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 803062 10 8                                                Page 3 of 8

                                  SCHEDULE 13G

--- ----------------------------------------------------------------------------
    NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    J. Stuart Moore Eight Year Qualified Annuity Trust- 1996
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]
--- ----------------------------------------------------------------------------
3        SEC USE ONLY

--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of Massachusetts
--- ----------------------------------------------------------------------------
    NUMBER OF SHARES      5      SOLE VOTING POWER
  BENEFICIALLY OWNED BY          3,680,496 shares (voting control of these
  EACH REPORTING PERSON          shares is held by Mr. Moore, the sole trustee
          WITH                   of the trust).
                          --- --------------------------------------------------
                          6      SHARED VOTING POWER
                                 0 shares.
                          --- --------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
                                 3,680,496 shares (dispositive control of these
                                 shares is held by Mr. Moore, the sole trustee
                                 of the trust).
                          --- --------------------------------------------------
                          8      SHARED DISPOSITIVE POWER 0
                                 shares.
--- ----------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,680,496 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
--- ----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not Applicable.
--- ----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.4%
--- ----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON *
    OO
--- ----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8                                                Page 4 of 8


ITEM 1(a)         NAME OF ISSUER:

                  Sapient Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

ITEM 2(a)         NAME OF PERSON FILING:

                  J. Stuart Moore for himself and on behalf of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  J. Stuart Moore
                  c/o Sapient Corporation
                  One Memorial Drive
                  Cambridge, MA  02142

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 receives its mail c/o Mr. Moore.

ITEM 2(c)         CITIZENSHIP:

                  Mr. Moore is a citizen of the United States of America.

                  The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share.



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CUSIP NO. 803062 10 8                                                Page 5 of 8


ITEM 2(e)         CUSIP NUMBER:

                  803062 10 8

ITEM 3            DESCRIPTION OF PERSON FILING:

                  Not applicable.

ITEM 4            OWNERSHIP:

                           (a)      AMOUNT BENEFICIALLY OWNED:

                           Mr. Moore has or shares voting or investment control over 9,679,741 shares (Includes 575,036 shares held by the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, 3,680,496 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 755,154 shares held by the J. Stuart Moore Remainder Trust - 1996). Mr. Moore's wife has or shares voting or investment control with respect to 30,220 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds 3,680,496 shares.

                           (b)      PERCENT OF CLASS:

                           Mr. Moore has or shares voting or investment control over shares representing 16.8% of the issuer's outstanding stock.

                           The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 holds shares representing 6.4% of the issuer's outstanding stock.



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CUSIP NO. 803062 10 8                                                Page 6 of 8


                           (c) NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                            (i) sole power to vote or to direct
                                            the vote:

                                            Mr. Moore has sole power to direct
                                            the vote of 8,349,551 shares.
                                            (Includes 3,680,496 shares held by
                                            the J. Stuart Moore Eight Year
                                            Qualified Annuity Trust - 1996, of
                                            which Mr. Moore is the sole
                                            trustee.)

                                            (ii) shared power to vote or to
                                            direct the vote:

                                            Mr. Moore has shared power to direct
                                            the vote of 0 shares. Mr. Moore's
                                            wife has shared voting control over
                                            30,220 shares held by the J. Stuart
                                            Moore Irrevocable Trust - 1996, of
                                            which she is a co-trustee.

                                            (iii) sole power to dispose or to
                                            direct the disposition of:

                                            Mr. Moore has sole power to dispose
                                            of 8,349,551 shares. (Includes
                                            3,680,496 shares held by the J.
                                            Stuart Moore Eight Year Qualified
                                            Annuity Trust - 1996, of which Mr.
                                            Moore is the sole trustee.)

                                            (iv) shared power to dispose or to
                                            direct the disposition of:

                                            Mr. Moore has shared dispositive
                                            power over 1,330,190 shares
                                            (Comprised of 575,036 shares held by
                                            the J. Stuart Moore Two Year
                                            Qualified Annuity Trust - 1998, and
                                            755,154 shares held by the J. Stuart
                                            Moore Remainder Trust - 1996. Mr.
                                            Moore is a co-trustee of each of
                                            these trusts and shares dispositive
                                            power over the shares held by the
                                            trusts.) Mr. Moore's wife has shared
                                            dispositive control over 30,220
                                            shares held by the J. Stuart Moore
                                            Irrevocable Trust - 1996, of which
                                            she is a co-trustee.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  During the term of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, Mr. Moore is the only beneficiary of such trust.

                  During the term of the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, Mr. Moore is the only beneficiary of such trust.

                  Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust-1996.

                  Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust-1996.



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CUSIP NO. 803062 10 8                                                Page 7 of 8


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  Not applicable.

CUSIP NO. 803062 10 8                                                Page 8 of 8


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:            February 10, 2000

                                /s/ J. Stuart Moore
                           -----------------------------------------------------
                           J. Stuart Moore, individually and as a trustee of the
                           J. Stuart Moore Two Year Qualified Annuity Trust - 1998, the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and the J. Stuart Moore Remainder Trust-1996


                                /s/ Paul E. George
                           -----------------------------------------------------
                           Paul E. George, Esq., as co-trustee of the J. Stuart Moore Gift Trust of 1995, the J. Stuart Moore Two Year Qualified Annuity Trust - 1998, the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, the
                           J. Stuart Moore Remainder Trust-1996 and the J. Stuart Moore Irrevocable Trust-1996